Exhibit 99.72

PRESS RELEASE
Aya Gold & Silver Confirms Discovery of New High-Grade Gold Zone at Asirem, West of Boumadine, Expands Footprint and Reports High-Grade Results from Boumadine Main Trend and Tizi Zone

Montreal, Quebec, September 15, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce new drilling results supporting the discovery of new gold zone at Asirem Zone, west of the Boumadine Main Trend in Morocco, highlighting the zone’s emergence as a promising new target. Aya also reports high-grade drill results from the Boumadine Main Trend and Tizi Zone, and has expanded its regional footprint with the acquisition of two new mining licences.
Highlights1
•    Discovery of New Asirem Gold Zone (8.0 kilometer (“km”) strike length):
•    BOU-DD25-629 intercepted 1.52 grams per tonne (“g/t”) gold (“Au”) over 4.3 meter (“m”), 1.49 g/t Au over 1.0m and 1.95 g/t over 1.0m
•    BOU-DD25-632 intercepted 4.53 g/t Au over 1.0m, 2.05 g/t Au over 1.0m, 1.82 g/t Au over 1.0m, 1.47 g/t Au over 1.0m and 0.98 g/t Au over 2.0m
•    Grab samples up to 12.20 g/t Au and 4.1% copper (“Cu”) north of Asirem trend
•    Boumadine Main Trend (5.4km):
•    BOU-DD25-584 intercepted 369 g/t silver equivalent (“AgEq”) over 9.0 m (4.04 g/t Au, 41 g/t silver (“Ag”), 0.1% zinc (“Zn”), 0.1% lead (“Pb”) and 0.1% Cu, including 535 g/t AgEq over 4.2m (5.98 g/t Au, 51 g/t Ag, 0.1% Zn, 0.1% Pb and 0.2% Cu)
•    BOU-DD25-572 intercepted 232 g/t AgEq over 12.2m (2.60 g/t Au, 23 g/t Ag, 0.04% Zn, 0.1% Pb and 0.1% Cu), including 473 g/t AgEq over 2.2m (5.28 g/t Au, 49 g/t Ag, 0.1% Zn, 0.1% Pb and 0.1% Cu) and 551 g/t AgEq over 2.4m (6.29 g/t Au, 48 g/t Ag, 0.02% Zn, 0.1% Pb and 0.1% Cu)
•    BOU-DD25-589 intercepted 271 g/t AgEq over 10.2m (2.90 g/t Au, 29 g/t Ag, 0.1% Zn, 0.1% Pb and 0.1% Cu), including 692 g/t AgEq over 2.6m (7.46 g/t Au, 71 g/t Ag, 0.1% Zn, 0.1% Pb and 0.4% Cu)
•    Tizi Zone (2.0km):
•    BOU-DD25-550 intercepted 272 g/t AgEq over 4.6m (1.33 g/t Au, 101 g/t Ag, 1.6% Zn, 1.1% Pb and 0.03% Cu)

•    Exploration Update:
•    Two new mining licences secured, adding 25.1 square kilometers (“km2”) for a total of 339.3 km2
•    102,979m drilled at Boumadine year to date
•    Preliminary Economic Assessment (“PEA”) on Boumadine Main Trend expected by Year-End
“The discovery and new gold zone at Asirem, west of Boumadine’s Main Trend confirms that Boumadine is evolving into a true district-scale asset with multiple mineralized trends,” said Benoit La Salle, President & CEO. “Drilling has traced gold over eight kilometers of strike at Asirem, with geophysics pointing to more than ten kilometers of potential. “Along with grab samples grading up to 12.2 g/t gold and 4.1% copper, this new corridor highlights promising exploration opportunities. With a PEA on the Boumadine Main Trend targeted for release by year-end, these results highlight additional zones of mineralization, reinforcing Boumadine’s scale and optionality as one of Morocco’s most significant emerging precious metals discoveries.”
Table 1 – Significant Intercepts from Boumadine Drill Exploration Program (Core Lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)

BOU-DD25-500	537.0	543.6	2.41	50	6.6	0.1	0.2	0.1	2	255

Including	540.1	543.6	3.11	60	3.5	0.1	0.2	0.1	4	321

BOU-DD25-550	54.9	59.5	1.33	101	4.6	0.0	1.1	1.6	8	272

BOU-DD25-553	255.6	259.7	1.34	41	4.1	0.0	0.4	0.9	13	179

Including	255.6	257.1	2.50	83	1.5	0.0	0.5	1.4	9	328

BOU-DD25-553	263.1	264.8	2.46	17	1.7	0.1	0.2	3.0	8	293

BOU-DD25-555	268.9	271.2	0.57	62	2.3	0.0	2.2	4.3	12	269

BOU-DD25-565	215.3	218.0	1.68	36	2.7	0.1	0.4	0.8	2	200

BOU-DD25-567	216.0	218.1	0.98	121	2.1	0.1	0.2	0.5	5	224

BOU-DD25-568	579.4	580.4	6.69	1	1.0	0.0	0.0	0.0	3	524

BOU-DD25-569	544.0	546.0	0.03	690	2.0	0.0	0.6	0.1	12	710

BOU-DD25-570	82.4	84.2	0.41	121	1.8	0.0	1.1	2.1	8	233

BOU-DD25-571	118.6	122.1	1.03	31	3.5	0.0	0.2	0.3	6	126

BOU-DD25-572	351.8	364.0	2.60	23	12.2	0.1	0.1	0.0	5	232

Including	352.6	354.8	5.28	49	2.2	0.1	0.1	0.1	4	473

Including	359.3	361.7	6.29	48	2.4	0.1	0.1	0.0	7	551

BOU-DD25-572	381.6	388.1	2.66	21	6.5	0.0	0.2	0.4	9	246

Including	383.0	385.0	6.49	25	2.0	0.0	0.2	0.2	8	544

BOU-DD25-572	573.0	574.8	9.77	65	1.8	0.2	0.7	2.8	19	929

BOU-DD25-572	613.0	617.2	1.36	20	4.2	0.0	0.1	0.1	10	133

BOU-DD25-574	539.2	540.6	2.33	30	1.4	0.0	0.1	2.8	2	287

BOU-DD25-575	311.6	314.3	1.37	53	2.7	0.9	0.1	0.1	6	240

BOU-DD25-577	500.1	501.3	4.74	21	1.2	0.0	0.3	0.9	8	425

BOU-DD25-579	616.7	617.5	5.54	41	0.8	0.1	3.3	6.2	34	716

BOU-DD25-580	53.5	55.3	1.18	45	1.8	0.0	2.8	4.9	52	329

BOU-DD25-580	180.8	183.5	0.03	147	2.7	0.0	0.0	0.0	2	152

BOU-DD25-580	362.2	366.7	1.72	30	4.5	0.4	0.1	0.1	3	199

BOU-DD25-584	325.7	334.7	4.04	41	9.0	0.1	0.1	0.1	7	369

Including	327.0	331.2	5.98	51	4.2	0.2	0.1	0.1	8	535

BOU-DD25-584	594.0	595.9	4.11	17	1.9	0.0	0.1	0.3	3	345

BOU-DD25-589	341.0	351.2	2.90	29	10.2	0.1	0.1	0.1	11	271

Including	345.4	348.0	7.46	71	2.6	0.4	0.1	0.1	15	692

BOU-DD25-589	482.6	483.1	10.22	35	0.5	0.1	0.4	2.1	11	897

BOU-DD25-629	23.2	27.5	1.52	3	4.3	0.0	0.0	0.0	9	126

BOU-MP25-029	93.0	95.0	1.16	100	2.0	0.1	7.4	4.7	53	498

BOU-MP25-069	79.1	91.0	1.45	35	11.9	0.1	0.3	1.4	18	195

BOU-RC25-024	107.0	119.0	1.11	19	12.0	0.1	0.6	1.3	15	157

BOU-RC25-028	29.0	31.0	0.03	96	2.0	0.1	9.1	4.3	17	429

*    True width remains undetermined at this stage; all values are uncut.
**    Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag

Table 2 – Significant Intercepts from Asirem Drill Exploration Program (Core Lengths)

DDH No.	From (m)	To (m)	Au (g/t)	Length* (m)

BOU-DD25-588	182.0	183.0	0.96	1.0

BOU-DD25-590	20.3	21.3	2.67	1.0

BOU-DD25-600	189.6	190.4	0.92	0.8

BOU-DD25-629	23.2	27.5	1.52	4.3

Including	23.2	24.5	2.81	1.3

BOU-DD25-629	178.0	179.0	1.49	1.0

BOU-DD25-629	201.0	202.0	1.95	1.0

BOU-DD25-632	131.0	132.0	2.05	1.0

BOU-DD25-632	148.0	150.0	0.98	2.0

BOU-DD25-632	153.0	154.0	4.53	1.0

BOU-DD25-632	176.0	177.0	1.82	1.0

BOU-DD25-632	196.0	196.9	1.47	0.9

*    True width remains undetermined at this stage; all values are uncut.

Figure 1: Boumadine Mining Licence Surface Plan with Magnetic Data (Residual Total Field) and 2025 Drill Holes

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2018-2024 Drill holes
2025 Drilled holes
Boumadine permits
Total area : 314.15 km²
New Boumadine permits
Total area : 25.11 km²
Exploration licence
Total area : 600 km²
Boumadine camp
0 2 4 6 8
Km

Figure 2: Boumadine Property Surface Plan with New Permits and 2025 Drill Holes
2025 Exploration Results
This year, 346 diamond drill holes (“DDH”), 37 reverse circulation holes (“RC”) and 20 multi-purpose drill holes (“MP”) totaling 102,979m have been completed at Boumadine (Figure 1, Figure 2 and Appendix 2). Drilling was conducted on strike along the Main Trend (North Zones), Tizi, Imariren as well as on some regional targets, including the recently discovered Asirem Zone. The majority of results have been received for drill holes up to BOU-DD25-583 (Table 1, Table 2, Figure 3, Figure 4 and Appendix 1).
Results received so far in 2025, including holes BOU-DD25-584 and BOU-DD25-572, confirm the high-grade continuity of the Main Trend, which remains open in all directions. Today’s results, also extend Imariren mineralization to 1.2km. The Imariren and Tizi zones remain open in all directions.
The main mineralization generally measures 1m to 4m wide (locally reaching over a 10m width) N340-oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins (>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. Tizi and Imariren share the same characteristics except for their N000 orientation.

N
0 250 500 750 m
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2025 Drilled DDH
2025 Drill Program
2017 - 2024 Drill Holes
Current Drilling
WorldView-3 band ratios
Ferric alteration
Clay alteration
Chlorite-Carbonate alteration

Figure 3 – Surface Plan of Boumadine North, Imariren and Tizi Zones with New DDH Results

N
BOU-RC25-024
12.0 m @ 157 g/t Ag Eq.
0 250 500 750
m
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2025 Drilled DDH
2025 Drill program
2017 - 2024 Drill holes
Current drilling
WorldView-3 bandes ratio
Ferric alteration
Clay alteration
Chlorite-Carbonate alteration

Figure 4 – Surface Plan of Boumadine South Zone with New DDH Results
Figures 5 shows the recently received grab results on the newly discovered Asirem zone, which reveals high-grade parallel structures with results up to 12.2 g/t Au and 4.1% Cu, and highlight the potential of the area. The Au-Cu surface anomalies coincide with a strong N080 geophysical feature and a regional. Figure 6 presents the simplified geology of Asirem in the discovery drill section.
Geology of Asirem is composed of a package of Neoproterozoic rocks, mainly rhyolitic tuffs in contact or in close proximity with the Cambrian sedimentary shists. The contact consists of a major normal regional fault oriented N090-N080 injected by various quartz, quartz-carbonate and barite veins and veinlets containing various degree of Au, Cu and traces of Ag, Pb and Zn. The veins can locally reach 5m thickness and they regularly form stockworks with traces of pyrite and chalcopyrite. In it oxidized phase, malachite, azurite and chalcosite are present. The Asirem structure can be followed on surface over a trend of more than 10km within our permits.

N
BOUDD25-629
4.3 m @ 1.52 g/t Au
incl. 1.3 m @ 2.81 g/t Au.
1.0 m @ 1.49 g/t Au
1.0 m @ 1.95 g/t Au
BOUDD25-629
1.0 m @ 2.05 g/t Au
2.0 m @ 0.98 g/t Au
1.0 m @ 4.53 g/t Au
1.0 m @ 1.82 g/t Au
0.9 m @ 1.47 g/t Au
BOU-DD25-600
0.8 m @ 0.92 g/t Au
BOU-DD25-588
1.0 m @ 0.96 g/t Au
BOU-DD25-590
1.0 m @ 2.67 g/t Au
GOLD & SILVER
Grab sample
< 0,1 g/t Au
0.1-0.5 g/t Au
0.5-1 g/t Au
1-3 g/t Au
3-5 g/t Au
Legend
2025 Drilled DDH
Boumadine permits
0
1
2
3
4km
2.000
1.006
0.914
0.852
0.778
0.600
Apparent conductivity (mS/m)

Figure 5 – Surface Map of Asirem Trend with Apparent Conductivity(175Hz) and Grab Results

North
South
BOU-DD25-629
BOU-DD25-635
BOU-DD25-632
BOU-DD25-638
BOU-DD25-629
4.3 m @ 1.52 g/t Au
incl. 1.3 m @ 2.81 g/t Au.
BOU-DD25-632
1.3 m @ 0.48 g/t Au
BOU-DD25-632
1.0 m @ 2.05 g/t Au
2.0 m @ 0.98 g/t Au
1.0 m @ 4.53 g/t Au
GOLD & SILVER
Legend
Stockwork Quartz veins
Felsic volcanosedimentary sequence
Mafic Dyke
Fault zone
Drill hole collar
0 m
20
40
60
80

Figure 6 – Section of Asirem Mineralization with Simplified Geology and Partial Results

Next Steps
Significant upside potential exists to expand the Boumadine Main Trend, which currently extends 5.4km, the Tizi Zone, which currently extends 2.0km and the Imariren Zone, with a current extension of 1.2km; the three trends remain open in all directions. In addition, follow up drilling will take place at the newly discovered 8km Asirem trend. Currently, the Corporation has mobilized drill rigs to complete the 100,000m to 140,000m drilling program. Half of the drilling is focused along the Main Trend, Imariren and Tizi to continue extending the known mineralization trend along strike and at depth and to infill known areas advancing the project towards a preliminary economic assessment. The remaining 50% will focus on greenfield exploration designed to test geological hypotheses and drill targets generated from the past three years of work. The results from ongoing geology work will determine additional development work.
Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every meter in some chip trays stored on site. A split samples representing 1/16th, ranging from 2 to 4 kilogram is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.

Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “promising”, “expected”, “pointing”, “opportunity”, “targeted”, “significant”, “potential”, “plan”, “additional”, “grow”, “significant”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to meaningfully grow resources and for all deposits grow in any direction, the potential for any drilling result to confirm the existence of a new zone, the capacity of the Corporation to complete and publish the PEA by year end, the new Asirem zone to extend to 10km as indicated by the geophysics, the new corridors to translate into new exploration opportunities, the existence of a significant upside to expand the Boumadine Main Trend, and to execute on planned drilling in the area through the remainder of 2025. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.
Appendix 1 - Full Drill Results from Boumadine (core lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)

BOU-DD25-500	537.0	543.6	2.41	50	6.6	0.1	0.2	0.1	2	255

Including	540.1	543.6	3.11	60	3.5	0.1	0.2	0.1	4	321

BOU-DD25-504	86.6	87.1	0.44	55	0.5	0.0	1.4	1.4	11	159

BOU-DD25-504	91.0	91.7	1.09	53	0.7	0.1	1.7	6.2	6	337

BOU-DD25-509	134.0	136.0	1.04	13	2.0	0.0	0.1	0.1	8	102

BOU-DD25-509	147.0	149.0	1.08	12	2.0	0.0	0.2	0.6	4	119

BOU-DD25-518	133.0	134.0	0.60	20	1.0	0.0	0.6	1.2	5	112

BOU-DD25-550	54.9	59.5	1.33	101	4.6	0.0	1.1	1.6	8	272

BOU-DD25-553	255.6	259.7	1.34	41	4.1	0.0	0.4	0.9	13	179

Including	255.6	257.1	2.50	83	1.5	0.0	0.5	1.4	9	328

BOU-DD25-553	263.1	264.8	2.46	17	1.7	0.1	0.2	3.0	8	293

BOU-DD25-553	266.6	268.8	0.65	32	2.2	0.0	0.6	1.7	5	141

BOU-DD25-555	268.9	271.2	0.57	62	2.3	0.0	2.2	4.3	12	269

BOU-DD25-561	21.0	22.0	0.42	66	1.0	0.1	0.5	0.1	13	118

BOU-DD25-561	223.9	224.9	0.95	14	1.0	0.0	0.1	0.0	1	92

BOU-DD25-561	307.0	307.9	1.72	19	0.9	0.2	0.2	0.4	8	181

BOU-DD25-562	232.6	235.9	0.54	22	3.3	0.0	0.3	0.5	20	87

BOU-DD25-562	237.3	238.3	0.20	74	1.0	0.1	4.2	1.5	85	235

BOU-DD25-562	258.2	260.8	0.25	40	2.6	0.0	1.0	1.6	16	125

BOU-DD25-563	354.3	354.9	0.52	10	0.6	0.0	0.1	0.2	2	60

BOU-DD25-563	363.4	364.3	2.62	28	0.9	0.1	0.1	0.1	7	241

BOU-DD25-563	367.5	370.8	0.80	36	3.3	0.1	0.1	0.4	3	124

BOU-DD25-563	460.2	460.8	0.11	55	0.6	0.1	0.3	0.6	4	98

BOU-DD25-563	487.3	488.3	0.67	3	1.0	0.0	0.0	0.1	6	60

BOU-DD25-564	764.0	764.8	0.11	44	0.8	0.1	1.3	0.7	2	107

BOU-DD25-564	1000.0	1001.0	3.09	1	1.0	0.0	0.0	0.0	5	244

BOU-DD25-564	1060.6	1061.4	0.03	53	0.8	0.0	0.0	0.0	6	58

BOU-DD25-564	1162.0	1163.0	0.03	97	1.0	0.1	0.2	0.2	2	111

BOU-DD25-564	1179.0	1180.0	0.05	172	1.0	0.0	0.5	0.1	5	192

BOU-DD25-564	1186.0	1187.0	0.03	49	1.0	0.0	0.1	0.1	3	57

BOU-DD25-564	1248.7	1249.4	0.24	39	0.7	0.0	0.0	0.0	5	60

BOU-DD25-564	1290.9	1291.6	0.62	9	0.7	0.2	1.0	1.0	3	119

BOU-DD25-564	1292.2	1293.1	0.22	72	0.9	0.2	1.4	0.4	4	147

BOU-DD25-564	1302.0	1303.1	0.35	59	1.1	0.2	0.2	0.3	28	114

BOU-DD25-565	203.3	205.3	1.14	34	2.0	0.0	0.5	0.7	30	156

BOU-DD25-565	215.3	218.0	1.68	36	2.7	0.1	0.4	0.8	2	200

BOU-DD25-566	49.0	50.0	0.03	54	1.0	0.0	0.0	0.0	7	58

BOU-DD25-566	460.3	460.9	0.39	27	0.6	0.0	1.0	2.2	2	137

BOU-DD25-567	216.0	218.1	0.98	121	2.1	0.1	0.2	0.5	5	224

BOU-DD25-567	435.0	436.0	0.03	158	1.0	0.1	0.5	0.2	18	189

BOU-DD25-567	599.0	600.3	1.18	24	1.3	0.0	0.6	1.0	2	158

BOU-DD25-568	39.0	40.0	0.57	9	1.0	0.0	0.5	0.4	10	78

BOU-DD25-568	54.0	55.0	4.02	8	1.0	0.0	0.1	0.4	2	334

BOU-DD25-568	64.0	65.0	0.25	87	1.0	0.0	4.1	0.4	5	218

BOU-DD25-568	579.4	580.4	6.69	1	1.0	0.0	0.0	0.0	3	524

BOU-DD25-568	617.5	618.4	0.54	32	0.9	0.1	0.8	0.8	3	120

BOU-DD25-569	324.0	325.4	0.28	31	1.4	0.1	1.0	3.7	22	173

BOU-DD25-569	326.2	327.1	0.68	27	0.9	0.1	0.2	0.1	3	93

BOU-DD25-569	517.0	518.0	0.69	1	1.0	0.0	0.0	0.0	5	58

BOU-DD25-569	544.0	546.0	0.03	690	2.0	0.0	0.6	0.1	12	710

BOU-DD25-570	82.4	84.2	0.41	121	1.8	0.0	1.1	2.1	8	233

BOU-DD25-570	343.0	344.0	0.69	27	1.0	0.0	0.1	0.1	7	88

BOU-DD25-570	425.6	427.3	1.49	44	1.7	0.1	0.6	0.8	4	202

BOU-DD25-571	61.6	62.2	0.45	200	0.6	0.2	0.4	1.7	7	300

BOU-DD25-571	116.8	117.7	0.06	46	0.9	0.0	0.5	0.6	5	79

BOU-DD25-571	118.6	122.1	1.03	31	3.5	0.0	0.2	0.3	6	126

BOU-DD25-571	134.2	136.0	0.82	13	1.8	0.0	0.0	0.1	7	82

BOU-DD25-571	137.0	138.0	0.53	5	1.0	0.0	0.0	0.2	8	53

BOU-DD25-571	142.0	143.0	2.13	15	1.0	0.0	0.1	0.0	3	186

BOU-DD25-571	149.4	150.2	0.72	10	0.8	0.0	0.1	0.2	8	75

BOU-DD25-571	164.5	165.5	2.98	48	1.0	0.1	0.1	0.0	3	295

BOU-DD25-571	192.4	193.1	0.84	15	0.7	0.0	0.3	0.5	3	101

BOU-DD25-571	194.0	195.0	0.91	15	1.0	0.0	0.3	0.6	3	109

BOU-DD25-571	209.7	210.4	0.76	6	0.7	0.0	0.2	0.4	2	81

BOU-DD25-571	211.3	212.2	0.63	6	0.9	0.0	0.2	0.4	2	70

BOU-DD25-572	126.0	127.0	0.59	1	1.0	0.0	0.0	0.0	10	49

BOU-DD25-572	351.8	364.0	2.60	23	12.2	0.1	0.1	0.0	5	232

Including	352.6	354.8	5.28	49	2.2	0.1	0.1	0.1	4	473

Including	359.3	361.7	6.29	48	2.4	0.1	0.1	0.0	7	551

BOU-DD25-572	367.8	368.6	1.76	20	0.8	0.1	0.6	0.5	8	190

BOU-DD25-572	369.1	370.0	0.65	8	0.9	0.0	0.5	0.9	5	94

BOU-DD25-572	372.0	372.7	1.17	8	0.7	0.0	0.4	0.2	6	116

BOU-DD25-572	375.5	376.0	3.48	39	0.5	0.3	0.5	0.2	4	351

BOU-DD25-572	381.6	388.1	2.66	21	6.5	0.0	0.2	0.4	9	246

Including	383.0	385.0	6.49	25	2.0	0.0	0.2	0.2	8	544

BOU-DD25-572	405.0	406.2	1.64	43	1.2	0.1	0.3	4.0	10	288

BOU-DD25-572	461.2	461.7	0.24	75	0.5	0.1	11.7	1.0	9	411

BOU-DD25-572	561.3	562.2	1.01	15	0.9	0.0	2.5	2.3	3	215

BOU-DD25-572	564.2	564.8	3.00	22	0.6	0.1	0.4	1.5	4	306

BOU-DD25-572	573.0	574.8	9.77	65	1.8	0.2	0.7	2.8	19	929

BOU-DD25-572	613.0	617.2	1.36	20	4.2	0.0	0.1	0.1	10	133

BOU-DD25-572	628.2	628.8	1.23	8	0.6	0.0	0.1	0.4	19	119

BOU-DD25-573	207.7	208.6	1.30	7	0.9	0.0	0.1	0.0	23	112

BOU-DD25-573	210.5	211.2	2.70	40	0.7	0.1	0.1	0.1	8	267

BOU-DD25-573	217.7	218.5	0.35	26	0.8	0.0	0.0	0.0	10	57

BOU-DD25-573	249.5	257.1	1.32	13	7.6	0.0	0.0	0.0	3	119

BOU-DD25-573	300.6	301.6	2.32	25	1.0	0.0	0.4	1.1	4	242

BOU-DD25-574	529.0	529.6	0.33	37	0.6	0.0	0.3	0.8	6	91

BOU-DD25-574	539.2	540.6	2.33	30	1.4	0.0	0.1	2.8	2	287

BOU-DD25-574	542.8	543.3	4.61	57	0.5	0.2	0.2	0.2	4	440

BOU-DD25-574	628.3	628.9	1.80	39	0.6	0.0	1.2	1.9	1	258

BOU-DD25-575	242.2	243.1	1.28	1	0.9	0.0	0.0	0.0	5	102

BOU-DD25-575	309.7	310.7	0.88	22	1.0	0.0	0.1	0.2	3	99

BOU-DD25-575	311.6	314.3	1.37	53	2.7	0.9	0.1	0.1	6	240

BOU-DD25-575	369.8	371.3	1.51	14	1.5	0.0	0.0	0.0	1	134

BOU-DD25-575	394.4	395.8	2.22	27	1.4	0.0	0.2	0.2	1	212

BOU-DD25-575	422.4	427.3	1.09	15	4.9	0.0	0.0	0.1	2	104

BOU-DD25-576	370.4	371.0	0.47	74	0.6	0.0	0.2	0.8	3	136

BOU-DD25-576	391.7	392.3	0.63	80	0.6	0.0	10.8	2.9	3	461

BOU-DD25-577	390.0	391.0	0.46	15	1.0	0.0	1.3	0.2	9	91

BOU-DD25-577	396.3	396.8	1.55	19	0.5	0.1	0.2	0.1	5	153

BOU-DD25-577	407.0	408.0	0.44	18	1.0	0.0	2.2	4.4	6	218

BOU-DD25-577	426.0	426.9	0.09	356	0.9	0.0	0.8	0.4	9	393

BOU-DD25-577	497.2	497.7	0.66	15	0.5	0.0	0.8	1.6	8	128

BOU-DD25-577	500.1	501.3	4.74	21	1.2	0.0	0.3	0.9	8	425

BOU-DD25-577	502.8	503.8	0.59	12	1.0	0.0	0.5	1.3	8	104

BOU-DD25-577	508.5	510.5	1.28	10	2.0	0.0	0.2	0.2	14	120

BOU-DD25-577	519.8	520.3	1.53	21	0.5	0.0	0.1	0.1	3	148

BOU-DD25-577	656.0	657.0	0.26	34	1.0	0.3	0.0	0.0	2	78

BOU-DD25-578	48.0	48.7	0.59	6	0.7	0.0	0.2	0.7	7	75

BOU-DD25-578	506.6	509.0	1.15	19	2.4	0.1	0.2	0.4	9	129

BOU-DD25-578	513.9	515.3	0.71	13	1.4	0.1	0.0	0.0	21	75

BOU-DD25-579	148.2	149.0	0.03	99	0.8	0.0	9.9	2.1	7	392

BOU-DD25-579	215.6	216.2	0.28	32	0.6	0.0	0.6	0.1	7	70

BOU-DD25-579	375.2	377.2	0.98	38	2.0	0.2	0.5	1.6	22	181

BOU-DD25-579	538.0	539.0	0.03	95	1.0	0.0	0.0	0.0	2	99

BOU-DD25-579	543.0	545.0	0.03	92	2.0	0.0	0.0	0.0	2	96

BOU-DD25-579	616.7	617.5	5.54	41	0.8	0.1	3.3	6.2	34	716

BOU-DD25-579	660.0	661.0	0.48	17	1.0	0.1	2.4	4.7	2	237

BOU-DD25-579	702.0	703.0	1.36	18	1.0	0.1	1.2	1.4	3	192

BOU-DD25-579	708.0	709.0	0.93	35	1.0	0.1	0.1	0.8	2	137

BOU-DD25-580	42.0	43.0	0.55	17	1.0	0.0	0.7	0.7	15	96

BOU-DD25-580	53.5	55.3	1.18	45	1.8	0.0	2.8	4.9	52	329

BOU-DD25-580	176.0	177.0	0.03	332	1.0	0.0	0.0	0.0	3	336

BOU-DD25-580	180.8	183.5	0.03	147	2.7	0.0	0.0	0.0	2	152

BOU-DD25-580	184.4	185.3	0.03	55	0.9	0.0	0.0	0.0	1	60

BOU-DD25-580	287.4	288.3	2.02	71	0.9	0.8	1.8	2.5	4	402

BOU-DD25-580	309.7	310.6	0.64	11	0.9	0.3	0.3	0.2	11	97

BOU-DD25-580	362.2	366.7	1.72	30	4.5	0.4	0.1	0.1	3	199

BOU-DD25-580	368.5	371.2	0.25	76	2.7	0.3	0.3	0.8	2	146

BOU-DD25-580	376.0	377.0	0.14	159	1.0	0.1	0.3	0.3	4	195

BOU-DD25-580	379.9	380.8	0.03	102	0.9	0.1	0.1	0.5	1	128

BOU-DD25-580	392.2	394.0	0.68	12	1.8	0.1	0.1	0.2	1	77

BOU-DD25-580	574.1	575.5	0.66	14	1.4	0.0	0.0	0.0	4	69

BOU-DD25-580	580.4	581.4	0.82	13	1.0	0.0	0.1	0.2	5	86

BOU-DD25-582	239.0	240.0	0.03	75	1.0	0.0	0.0	0.0	9	79

BOU-DD25-582	243.0	245.0	0.03	69	2.0	0.0	0.0	0.0	10	72

BOU-DD25-582	254.0	255.0	0.03	69	1.0	0.0	0.0	0.0	7	74

BOU-DD25-584	62.0	63.7	1.01	7	1.7	0.0	0.0	0.3	5	95

BOU-DD25-584	68.7	69.6	1.49	5	0.9	0.0	0.0	0.1	3	126

BOU-DD25-584	105.0	107.0	1.00	11	2.0	0.0	0.1	0.4	5	103

BOU-DD25-584	325.7	334.7	4.04	41	9.0	0.1	0.1	0.1	7	369

Including	327.0	331.2	5.98	51	4.2	0.2	0.1	0.1	8	535

BOU-DD25-584	419.5	421.0	1.77	46	1.5	0.1	0.2	0.4	20	203

BOU-DD25-584	586.6	589.1	0.84	12	2.5	0.0	0.1	0.1	4	81

BOU-DD25-584	594.0	595.9	4.11	17	1.9	0.0	0.1	0.3	3	345

BOU-DD25-584	596.5	597.2	0.82	12	0.7	0.0	0.1	0.7	3	96

BOU-DD25-585	138.0	139.0	0.03	66	1.0	0.0	0.0	0.0	2	69

BOU-DD25-588	182.0	183.0	0.96	1	1.0	0.0	0.0	0.0	1	77

BOU-DD25-589	217.0	218.5	0.32	57	1.5	0.0	2.3	2.8	11	208

BOU-DD25-589	232.2	233.0	0.31	27	0.8	0.0	1.1	0.7	13	95

BOU-DD25-589	273.0	274.0	0.92	1	1.0	0.0	0.0	0.0	3	74

BOU-DD25-589	336.6	337.1	0.47	15	0.5	0.0	0.3	0.6	10	76

BOU-DD25-589	341.0	351.2	2.90	29	10.2	0.1	0.1	0.1	11	271

Including	345.4	348.0	7.46	71	2.6	0.4	0.1	0.1	15	692

BOU-DD25-589	407.9	408.5	3.97	32	0.6	0.0	0.2	0.0	30	350

BOU-DD25-589	423.9	425.0	3.06	40	1.1	0.2	0.1	0.4	9	304

BOU-DD25-589	449.3	449.8	1.73	126	0.5	0.5	0.8	0.1	7	324

BOU-DD25-589	465.4	466.1	0.91	45	0.7	0.0	0.8	1.7	10	180

BOU-DD25-589	468.5	469.7	0.89	44	1.2	0.0	0.8	1.7	10	178

BOU-DD25-589	482.6	483.1	10.22	35	0.5	0.1	0.4	2.1	11	897

BOU-DD25-589	514.5	515.0	1.57	48	0.5	0.4	1.7	1.1	12	276

BOU-DD25-589	521.0	522.8	1.38	11	1.8	0.0	0.2	0.2	7	131

BOU-DD25-589	528.0	528.7	1.04	18	0.7	0.1	0.8	0.6	4	139

BOU-DD25-589	559.6	560.1	0.88	27	0.5	0.3	0.7	0.6	29	153

BOU-DD25-589	565.5	566.1	0.30	49	0.6	0.0	1.0	0.8	20	118

BOU-DD25-589	577.5	578.2	0.43	47	0.7	0.1	0.4	0.5	5	109

BOU-DD25-589	580.6	582.2	0.18	51	1.6	0.0	1.1	1.4	5	126

BOU-DD25-590	20.3	21.3	2.67	1	1.0	0.0	0.0	0.0	12	210

BOU-DD25-593	102.7	103.2	0.62	1	0.5	0.0	0.0	0.0	2	51

BOU-DD25-594	111.5	112.0	0.73	1	0.5	0.0	0.0	0.1	2	61

BOU-DD25-600	189.6	190.4	0.92	6	0.8	0.1	0.0	0.0	2	90

BOU-DD25-629	13.3	14.2	0.61	1	0.9	0.0	0.0	0.0	1	52

BOU-DD25-629	23.2	27.5	1.52	3	4.3	0.0	0.0	0.0	9	126

Including	23.2	24.5	2.81	5	1.3	0.1	0.0	0.0	12	232

BOU-DD25-629	178.0	179.0	1.49	1	1.0	0.0	0.0	0.0	3	119

BOU-DD25-629	201.0	202.0	1.95	1	1.0	0.0	0.0	0.0	3	154

BOU-DD25-629	222.0	223.0	0.51	1	1.0	0.0	0.0	0.0	27	43

BOU-DD25-632	61.3	62.6	0.48	10	1.3	1.8	0.1	0.0	29	207

BOU-DD25-632	131.0	132.0	2.05	1	1.0	0.0	0.0	0.0	5	162

BOU-DD25-632	141.0	142.0	0.53	1	1.0	0.0	0.0	0.0	5	44

BOU-DD25-632	148.0	150.0	0.98	1	2.0	0.0	0.0	0.0	9	79

BOU-DD25-632	153.0	154.0	4.53	1	1.0	0.0	0.0	0.0	6	355

BOU-DD25-632	176.0	177.0	1.82	1	1.0	0.0	0.0	0.0	5	144

BOU-DD25-632	181.0	182.0	0.53	1	1.0	0.0	0.0	0.0	3	44

BOU-DD25-632	196.0	196.9	1.47	1	0.9	0.0	0.0	0.0	2	117

BOU-MP25-025	60.0	61.0	0.86	13	1.0	0.0	0.8	1.4	13	134

BOU-MP25-025	63.0	64.0	0.46	20	1.0	0.0	0.3	0.5	5	77

BOU-MP25-029	93.0	95.0	1.16	100	2.0	0.1	7.4	4.7	53	498

BOU-MP25-036	701.6	703.2	1.46	37	1.6	0.3	0.1	0.0	11	179

BOU-MP25-036	707.8	708.7	0.72	3	0.9	0.0	0.1	0.2	5	68

BOU-MP25-037	190.0	192.0	0.03	124	2.0	0.0	0.1	0.1	4	130

BOU-MP25-039	134.0	135.0	0.72	1	1.0	0.0	0.0	0.0	25	59

BOU-MP25-040	27.0	28.0	0.68	3	1.0	0.0	0.0	0.0	9	59

BOU-MP25-044	31.0	35.0	0.03	82	4.0	0.0	0.1	0.0	32	88

BOU-MP25-067	14.0	15.0	0.09	53	1.0	0.1	4.0	2.3	11	219

BOU-MP25-067	50.0	51.0	0.49	11	1.0	0.0	1.5	3.2	7	163

BOU-MP25-067	153.0	155.0	1.04	31	2.0	0.0	0.5	0.3	15	135

BOU-MP25-068	210.0	211.7	0.50	14	1.7	0.2	0.7	4.4	5	191

BOU-MP25-068	277.3	278.2	0.14	47	0.9	0.1	2.2	2.0	11	166

BOU-MP25-069	79.1	91.0	1.45	35	11.9	0.1	0.3	1.4	18	195

BOU-RC25-023	58.0	59.0	1.15	46	1.0	0.1	0.9	2.5	23	227

BOU-RC25-023	64.0	65.0	0.58	9	1.0	0.0	0.4	1.3	14	98

BOU-RC25-024	51.0	54.0	0.54	10	3.0	0.0	0.2	0.2	29	64

BOU-RC25-024	57.0	58.0	3.48	31	1.0	0.3	0.5	0.3	33	351

BOU-RC25-024	107.0	119.0	1.11	19	12.0	0.1	0.6	1.3	15	157

BOU-RC25-025	102.0	103.0	1.36	5	1.0	0.1	0.1	0.1	5	119

BOU-RC25-025	171.0	172.0	1.13	11	1.0	0.1	0.3	0.7	9	129

BOU-RC25-026	2.0	3.0	0.03	59	1.0	0.0	0.0	0.4	27	73

BOU-RC25-026	28.0	29.0	1.48	78	1.0	0.0	0.2	0.9	15	224

BOU-RC25-026	63.0	64.0	0.52	23	1.0	0.0	0.3	1.0	42	100

BOU-RC25-027	141.0	142.0	0.57	18	1.0	0.0	0.1	0.2	4	70

BOU-RC25-028	29.0	31.0	0.03	96	2.0	0.1	9.1	4.3	17	429

BOU-RC25-029	144.0	145.0	0.36	15	1.0	0.0	0.2	0.3	43	58

BOU-RC25-030	71.0	72.0	0.85	74	1.0	0.0	0.4	0.1	68	158

BOU-RC25-030	124.0	125.0	0.82	6	1.0	0.0	0.3	0.2	11	85

BOU-RC25-030	131.0	132.0	0.76	22	1.0	0.0	0.1	0.1	13	86

BOU-RC25-033	1.0	2.0	0.03	76	1.0	0.0	0.0	0.0	1	80

*    True widths are undetermined; all values are uncut.
Appendix 2 – New Drillhole Coordinates of 2025 Boumadine Exploration Program (completed holes)

DDH No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)

BOU-DD25-607	317247	3475767	1248	250	-50	64

BOU-DD25-608	317321	3475794	1235	250	-50	600

BOU-DD25-609	317247	3475767	1248	250	-50	552

BOU-DD25-610	317397	3475821	1233	250	-50	681

BOU-DD25-611	317548	3475876	1222	250	-50	912

BOU-DD25-612	317313	3475547	1251	250	-50	603

BOU-DD25-613	317398	3475576	1257	250	-50	681

BOU-DD25-614	317279	3475422	1233	250	-50	531

BOU-DD25-615	317362	3475451	1233	250	-50	615

BOU-DD25-616	317449	3475481	1234	250	-50	730

BOU-DD25-617	317414	3475339	1235	250	-50	639

BOU-DD25-618	317495	3475368	1235	250	-50	723

BOU-DD25-619	317538	3474995	1284	73	-50	261

BOU-DD25-620	317464	3474968	1278	70	-50	363

BOU-DD25-621	316944	3475047	1244	70	-50	621

BOU-DD25-622	317373	3474935	1291	70	-50	444

BOU-DD25-623	317196	3474870	1307	70	-50	765

BOU-DD25-624	317211	3474760	1305	70	-50	759

BOU-DD25-625	301097	3472728	1268	180	-50	201

BOU-DD25-626	301098	3472764	1256	180	-50	198

BOU-DD25-627	316869	3475019	1243	70	-50	858

BOU-DD25-628	301098	3472800	1248	180	-50	201

BOU-DD25-629	299825	3472322	1288	180	-50	231

BOU-DD25-630	317789	3475489	1266	70	-50	330

BOU-DD25-631	317750	3475476	1262	70	-50	477

BOU-DD25-632	299825	3472355	1279	180	-50	204

BOU-DD25-633	317250	3474119	1263	70	-55	570

BOU-DD25-634	318114	3475387	1288	250	-50	552

BOU-DD25-635	299825	3472394	1276	180	-50	201

BOU-DD25-637	318193	3475416	1288	250	-50	516

BOU-DD25-638	299825	3472430	1270	180	-50	234

BOU-DD25-639	317635	3473833	1282	70	-60	291

BOU-DD25-640	299701	3472322	1297	180	-50	243

BOU-DD25-641	299702	3472357	1284	180	-50	276

BOU-DD25-643	299702	3472393	1275	180	-50	231

BOU-DD25-644	299702	3472428	1266	180	-50	213

BOU-MP25-079	317250	3474119	1263	70	-50	84

BOU-MP25-080	317385	3474168	1286	60	-60	254

BOU-MP25-081	317316	3474143	1273	65	-65	218

BOU-MP25-082	317250	3474119	1263	65	-65	72

BOU-MP25-083	317165	3474088	1265	65	-65	854

BOU-MP25-084	317077	3474056	1273	65	-65	150

BOU-MP25-085	317409	3473963	1271	65	-65	120

BOU-MP25-086	317409	3473963	1271	65	-65	414

BOU-MP25-087	317485	3473991	1280	65	-65	333

BOU-MP25-088	317334	3473936	1267	65	-65	663

BOU-MP25-089	317250	3473906	1270	65	-65	20

BOU-MP25-090	317250	3473906	1270	65	-65	36

BOU-MP25-091	317635	3473833	1282	65	-65	102

BOU-MP25-092	317557	3473805	1276	65	-65	102

BOU-MP25-093	317477	3473776	1273	65	-65	66

BOU-MP25-094	317397	3473747	1273	65	-65	705

BOU-RC25-039	316816	3477318	1227	250	-65	204

BOU-RC25-040	316984	3477164	1221	250	-55	36

BOU-RC25-041	316979	3477156	1221	250	-57	102

BOU-RC25-042	316959	3477206	1215	250	-55	132

BOU-RC25-043	316923	3477193	1221	250	-55	200

BOU-RC25-044	334418	3472561	1225	320	-50	100

BOU-RC25-045	334445	3472528	1223	320	-50	200

BOU-RC25-046	334473	3472496	1220	320	-50	200

1.    All intersections are in core lengths. Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag.